SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2016

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Item 9(b) – Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Pension Committee and the Board of Directors

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2016, on the basis of accounting described in Note 1.

As described in Note 1 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion was not modified with respect to this matter.

The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2016, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of United Bankshares, Inc. Savings and Stock Investment Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Charleston, West Virginia

June 28, 2017

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2016	2015
Assets
Investments, at fair value	$84,979,625	$75,529,306
Investments, at contract value	12,500,995	12,125,704

Total investments	97,480,620	87,655,010

Notes receivable from participants	172,692	207,087

Net assets available for benefits	$97,653,312	$87,862,097

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2016

Additions
Investment income:
Interest and dividends	$3,306,549

Contributions:
Employee contributions	4,280,730
Employer contributions	2,132,723
Rollover contributions	887,262

Total contributions	7,300,715

Net appreciation in fair value of investments	8,798,619

Total additions	19,405,883

Deductions
Withdrawals and benefits paid directly to participants	9,614,668

Total deductions	9,614,668

Net increase	9,791,215

Net assets available for benefits:
Beginning of year	87,862,097

End of year	$97,653,312

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2016

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for disclosures related to fair value measurements).

The Federated Capital Preservation Fund is a common collective fund that holds underlying investments in guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Separate account GICs are portfolios of fixed-income securities or shares of open-end mutual funds held in a separate account owned and managed by or on behalf of the insurance company issuing GIC for the exclusive benefit of investors in the separate account. Synthetic GICs are portfolios of securities owned by the Federated Capital Preservation Fund. Each of the separate account GICs and synthetic GICs has a wrap contract that provides a minimum guaranteed rate of return for the term of the contracts. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds. Over-the-counter securities, such as fixed-income instruments, with remaining maturities greater than 90 days are fair valued using price evaluations provided by a pricing service. In addition, the fair value of the wrap contract is calculated using the contract value of the GIC as of the balance sheet date, giving consideration to any contractually agreed-upon replacement fees charged by the wrap contract provider.

These investment contracts are recorded at contract value in the financial statements. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest. Defaulted loans, if any, are reclassified as distributions.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods with those years, beginning after December 15, 2015. The adoption of this guidance did not have a significant impact on the Plan’s financial statements (Note 5).

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit- Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. Part I of this ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive contracts. Part II of this ASU eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured at fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan assets. Part III of this ASU is not applicable to the Plan. ASU 2015-12 was effective for fiscal years beginning after December 15, 2015. United adopted ASU 2015-12 on January 1, 2016. The adoption of Parts I and II of this guidance did not have a significant impact on the Plan’s financial statements (Note 5). The statement of net assets available for benefits as of December 31, 2015 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect to total net assets available for benefits as previously reported.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank, Inc. is the trustee of the Plan. FASCore, LLC, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the record-keeper of the Plan. EMJAY Corporation, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the custodian of the Plan. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Periodically, the Plan has been amended and restated. In 2016, an amendment was made to the Plan which became effective June 1, 2016. The Plan was amended to increase the employer’s 401(k) company match to 100% of the first 4% of a participant’s pay, based on the participant’s deferral election. In addition, the Plan was amended to include participant loans from other qualified plans as a rollover option into the Plan. Previously, rollover into the Plan could only consist of cash and permitted investments, and could not include any outstanding participant loans from other qualified plans.

In 2015, the Plan was amended to increase the mandatory distribution amount authorized under the Plan from $1,000 to $5,000 as permissible under current regulations regarding automatic rollovers. Participants of the Plan are now also permitted to designate a specific dollar amount as their employee deferral election in addition to a percentage of eligible compensation. The Plan was also amended in 2015 to permit the beneficiary of a deceased participant to choose to receive a lump sum and to make additional technical required changes.

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax or after-tax basis subject to the Internal Revenue Code’s limitations.

Effective June 1, 2016, United matches 100 percent of the first 4 percent of a participant’s pay, based on the participant’s deferral election. Prior to June 1, 2016, United matched 100 percent of the first 3 percent of the participant’s deferral and 25 percent of the next 1 percent of the participant’s deferral. These matching contributions are made by United on a bi-weekly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Participants who have benefits in another qualified retirement plan, an IRA or other Roth elective deferral accounts, may transfer them into United’s Plan, if the other Plan allows rollovers and the Plan Administrator for this Plan agrees to the transfer. Starting June 1, 2016, acceptable participant loans from other qualified plans can also be rolled over into the Plan. Rollovers are required to be made in accordance with IRS guidance, including any limitation on the number of permitted rollovers in a year.

Participants may choose to have their deferral contributions directed to any of 23 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1 percent or designated by specific dollar amounts. Participants may make changes in their contribution percentage at any time according to the Plan specifications. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1⁄2. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 70 1⁄2 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner of the Company must commence by April 1st of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2, or is made to the beneficiary on or after death, or is distributed to the participant due to becoming disabled. Such distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

During 2016, the Plan’s investments (including investments purchased, sold, and held during the year), appreciated in fair value as follows:

Net Realized and Unrealized
Appreciation in
Fair Value of Investments

Shares of registered investment companies	$1,260,370
United Bankshares, Inc. Common Stock	7,538,249

$8,798,619

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2016	2015

Investments, at fair value:
United Bankshares, Inc. Common Stock	$27,729,602	$21,755,256

Year Ended
December 31, 2016

Change in net assets:
Contributions	$2,132,723
Dividends	785,731
Net realized and unrealized appreciation in fair value	7,846,405
Transfers to participant-directed investments	(3,093,060)
Distributions to participants	(1,697,453)

$5,974,346

5. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are classified as Level 1. Some of the Plan’s investment choices represent funds of funds and are classified as Level 2 because quoted market prices are not available. The value of these types of investments is calculated daily by the fund administrator. The initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2016 and December 31, 2015:

	Fair Value Measurements at December 31, 2016 Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)

Company stock	$36,447,486	$36,447,486	$—	$—
Mutual funds	48,532,139	41,418,779	7,113,360	—

Total assets at fair value	$84,979,625	$77,866,265	$7,113,360	$—

	Fair Value Measurements at December 31, 2015 Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)

Company stock	$28,535,701	$28,535,701	$—	$—
Mutual funds	46,993,605	40,244,664	6,748,941	—

Total assets at fair value	$75,529,306	$68,780,365	$6,748,941	$—

6. Benefits Payable

Participants elected to withdraw $39,958 and $63,472 as of December 31, 2016 and 2015, respectively. These amounts were approved and processed for payment but were not paid as of the respective year-end.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2016	2015
Net assets available for benefits per the financial statements	$97,653,312	$87,862,097
Adjustment from contract value to fair value for fully benefit-responsive contracts	(4,628)	(23,783)
Participant loans in default	(17,899)	(19,491)

Net assets available for benefits per the Form 5500	$97,630,785	$87,818,823

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2016:

2016
Increase in net assets available for benefits per the financial statements	$9,791,215
Net change in adjustment from contract value to fair value for interest in common/collective trust fund	19,155
Net change in deemed distributions for defaulted loans	1,592

Net gain per the Form 5500	$9,811,962

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 2, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan received an updated determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code based on the approval of certain amendments and, therefore, the related trust is exempt from taxation.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

10. Transactions With Parties-in-Interest

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2016, the Plan received approximately $1,033,015 in common stock dividends from the Company. The Plan also holds 787,746 shares of United common stock, which had a fair value of $46.25 per share at December 31, 2016.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

11. Commitments and Contingencies

The Plan did not have any commitments and contingencies that would require financial statement disclosure for the Plan.

12. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2016.

On April 21, 2017 (Acquisition Date), United acquired 100% of the outstanding common stock of Cardinal Financial Corporation (Cardinal), headquartered in Tysons Corner, Virginia. Cardinal was merged with and into UBV Holding Company, LLC (UBV), a wholly-owned subsidiary of United, pursuant to the terms of the Agreement and Plan of Reorganization, dated August 17, 2016, by and among United, UBV and Cardinal. The merger was accounted for under the acquisition method of accounting.

At the Acquisition Date, Cardinal’s 401(k) plan was terminated in accordance with applicable law and regulations. Each employee of Cardinal and its subsidiaries that was a participant in Cardinal’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the Acquisition Date, became eligible to participate in United’s 401(k) plan as soon as administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Account balances under Cardinal’s terminated 401(k) plan were eligible for distribution or rollover, in accordance with the terms and conditions of the United 401(k) plan, upon an IRS review and letter of determination being received, and in accordance with applicable law and regulations. Any other former employee of Cardinal or its subsidiaries that is employed by United or its subsidiaries after the Acquisition Date shall be eligible to be a participant in United’s 401(k) plan upon complying with eligibility requirements.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2016

		(c)
		Description of Investment,
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Federated Prime Obligations Fund (cash equivalents)	0	shares	$	$0
	Allianz NFJ Small Cap Value Fund	44,135	shares		1,103,809
	Federated Capital Preservation Fund	1,249,637	shares		12,500,995
	Federated Income Trust	135,664	shares		1,376,994
	Federated High Income Bond Fund A	118,550	shares		889,125
	Federated Mid Cap Index SS	104,620	shares		2,618,640
	Federated Max Cap Index Fund	415,911	shares		5,502,499
	Federated MDT Stock Trust SS	143,686	shares		3,912,560
	Federated Total Return Bond Fund	263,478	shares		2,840,296
	Franklin Small Cap Growth A	112,502	shares		2,085,792
	Goldman Sachs Mid Cap Equity	63,321	shares		2,290,944
	Goldman Sachs Small/Mid Cap Growth Fund	173,281	shares		3,228,224
	Harbor International Fund Inv	43,950	shares		2,546,899
	Janus Balanced Fund	165,203	shares		4,832,175
	Manning & Napier World Opportunities A	130,668	shares		889,849
	Oppenheimer Developing Market Fund A	14,711	shares		476,923
	Riverpark/Wedgewood Institutional Fund	330,272	shares		5,674,077
	RS Partners Fund	36,415	shares		1,149,974
	T. Rowe Price Retirement Fund 2010 Fund-R	32,952	shares		566,445
	T. Rowe Price Retirement Fund 2020 Fund-R	127,542	shares		2,564,873
	T. Rowe Price Retirement Fund 2030 Fund-R	65,257	shares		1,448,059
	T. Rowe Price Retirement Fund 2040 Fund-R	68,943	shares		1,578,101
	T. Rowe Price Retirement Fund 2050 Fund-R	73,870	shares		955,881
*	United Bankshares, Inc. Common Stock	787,746	shares	23,410,632	36,447,486

*	Loans to participants (interest rates ranging from 4.25% to 8.75%)				172,692

					$97,653,312

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4j – Schedule of Reportable Transactions—

Modified Cash Basis

Year Ended December 31, 2016

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$4,691,045	$4,326,762	$—	$—	$3,281,680	$—	$1,045,082

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator
June 28, 2017